October 22, 2019

Ran Daniel
Chief Financial Officer
Cuentas, Inc.
19 W. Flagler St., Suite 902
Miami, FL 33130

       Re: Cuentas, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 15, 2019
           File No. 000-54923

Dear Mr. Daniel:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1. Please explain why you engaged an Israeli auditor as opposed to a U.S. public accounting firm where you are headquartered and conduct operations. Please note that in accordance with Article 2 of Regulation S-X, we believe the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United
       States. Please refer to International Reporting and Disclosure Issues in the Division of
       Corporation Finance, Section V.J., Location of the Auditor, on the Commission's website at http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm for further guidance.
 Ran Daniel
FirstName LastNameRan Daniel
Cuentas, Inc.
Comapany NameCuentas, Inc.
October 22, 2019
Page 2
October 22, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-
3202 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services